CUSIP 76116A108	Page 1 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

Resolute Energy Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76116A108
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76116A108	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vaughan Nelson Investment Management, L.P. 04-3304963
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,092,065
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,545,000
	8.	SHARED DISPOSITIVE POWER 290,272
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,835,272 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 76116A108	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vaughan Nelson Investment Management, Inc. 04-3304959
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,092,065
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,545,000
	8.	SHARED DISPOSITIVE POWER 290,272
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,835,272 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 76116A108	Page 4 of 7 Pages

Item 1(a).	Name of Issuer: Resolute Energy Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

        1675 Broadway, Suite 1950
        Denver, CO 80202

Item 2(a).	Name of Person Filing:

       Vaughan Nelson Investment Management, L.P. ("Vaughan Nelson")
       Vaughan Nelson Investment Management, Inc. ("General Partner")

Item 2(b).	Address of Principal Business Office or, if None, Residence:

      Both Vaughan Nelson and the General Partner maintain their principal offices at:
      600 Travis Street, Suite 6300
      Houston, Texas 77002

Item 2(c).	Citizenship:

Vaughan Nelson is Delaware limited partnership.
The General Partner is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

                   Common Stock

Item 2(e)	CUSIP Number:

   76116A108

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

    (a)       [   ]      Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b)       [   ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c)       [   ]      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)       [   ]      Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)       [X]      An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)       [   ]      An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)      [X]      A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)      [   ]      A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)       [   ]      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)       [   ]      Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP 76116A108	Page 5 of 7 Pages

Item 4.	Ownership.

By reason of investment advisory relationships with the person who owns the Shares, Vaughan Nelson may be deemed to be the beneficial owner of the reported shares of the Issuer’s common stock. Vaughan Nelson Investment Management, Inc., as General Partner of Vaughan Nelson, may be deemed the indirect beneficial owner of the reported shares of the Issuer’s common stock. Both Vaughan Nelson and Vaughan Nelson Investment Management, Inc. disclaim beneficial ownership of the reported shares of the Issuer’s common stock.

(a)	Amount beneficially owned:	2,835,272

(b)	Percent of class:	5.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	2,092,065

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	2,545,000

(iv)	Shared power to dispose or to direct the disposition of:	290,272

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Various persons, as investment advisory clients of Vaughan Nelson,  have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.  To the knowledge of Vaughan Nelson, no one such person’s interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

CUSIP No. 76116A108	Page 6 of 7 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                   After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

           EXECUTED as a sealed instrument this 14th day of February, 2011

Vaughan Nelson Investment Management, L.P.

By:	/s/ Richard B. Faig
Name: Richard B. Faig
Title: Chief Compliance Officer

Vaughan Nelson Investment Management, Inc.

By:	/s/ Richard B. Faig
Name: Richard B. Faig
Title: Chief Compliance Officer

CUSIP 76116A108	Page 7 of 7 Pages

Exhibit 1

AGREEMENT
       Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of Resolute Energy Corporation that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

       EXECUTED as a sealed instrument this 14th day of  February, 2011.

Vaughan Nelson Investment Management, L.P.

By:	/s/ Richard B. Faig
Name: Richard B. Faig
Title: Chief Compliance Officer

Vaughan Nelson Investment Management, Inc.

By:	/s/ Richard B. Faig
Name: Richard B. Faig
Title: Chief Compliance Officer